EXHIBIT TO ITEM 77I
Touchstone Strategic Trust
Terms of New or Amended Securities

Touchstone Credit Opportunities Fund Classes A, C, Y and
Institutional Class

The officers of Touchstone Strategic Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Credit Opportunities Fund, Class
A. Class C, Class Y and Institutional shares, to the public. Each Class share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust and the Multiple Class Plan Pursuant to Rule 18f-3 of
Touchstone Strategic Trust.

A description of each Class of shares of the Touchstone
Credit Opportunities Fund is incorporated by reference to the Post-Effective Amendment No. 123 to the Registration
Statement as filed with the SEC via EDGAR on August 31, 2015 (Accession No 0001104659-15-062728).